Robert D. Klinger, Esq.
Direct: 404-572-6810
Fax: 404-420-0810
Email: Robert.Klingler@BryanCave.com

Via Email and EDGAR

June 4, 2013

Michael R. Clampitt
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

    Re:    First Security Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 25, 2013
File No. 333-188137

Dear Mr. Clampitt:

On behalf of our client, First Security Group, Inc. (“FSG”), we are responding to the comments received from your office by letter dated May 15, 2013 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 to Registration Statement on Form S-1, which is being filed concurrently and reflects FSG’s responses to your comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.
Please revise to include a recent developments section to specifically discuss (and quantify, where appropriate) the status of your compliance with the Consent Order from the OCC and the Written Agreement from the Federal Reserve Bank as of the most recent practicable date. Also, include an update on all material actions you have taken in response to the Consent Order and the Written Agreement and describe any material consequences of the Consent Order and the Written Agreement on your operations and financial performance.

Response:

The Prospectus Summary has been revised to include the requested disclosure.

Selling Shareholders, page 15

2.
Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

Michael R. Clampitt
June 4, 2013

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response:

The Prospectus Summary has been revised to include the requested disclosure. As stated in the revised disclosure, four Selling Shareholders may be deemed to be affiliates of registered broker-dealers. FSG has confirmed that the Shares were purchased to be resold in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the Shares.

Closing Information

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We have attached the requested statement as Exhibit A to this letter.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6810. My fax number is (404) 420-0810.

Sincerely,

/s/ ROBERT D. KLINGER
Robert D. Klingler

Enclosures

cc:    John R. Haddock

EXHIBIT A

The undersigned Company hereby acknowledges and confirms that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 4th day of June, 2013.

FIRST SECURITY GROUP, INC.

By:     /s/ JOHN R. HADDOCK
Name:    John R. Haddock
Title:    Chief Financial Officer